                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-6719                                                              6/30/2002
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2. State identification Number:  N/A
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      BB&T Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219-8001                                             /s/ KPMG LLP
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

                          INDEPENDENT AUDITORS' REPORT


To the Board of Trustees of
BB&T Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that BB&T Funds (individually the U.S. Treasury Money Market Fund, Short-Intermediate U.S. Government Income Fund, Intermediate U.S. Government Bond Fund, Intermediate Corporate Bond Fund, North Carolina Intermediate Tax-Free Fund, South Carolina Intermediate Tax-Free Fund, Virginia Intermediate Tax-Free Fund, West Virginia Intermediate Tax-Free Fund, Mid Cap Growth Fund, Large Company Value Fund, Balanced Fund, Large Company Growth Fund, Mid Cap Value Fund, Small Company Growth Fund, Capital Manager Conservative Growth Fund, Capital Manager Moderate Growth Fund, Capital Manager Growth Fund and Capital Manager Aggressive Growth Fund, collectively, the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Act as of June 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2002, and with respect to agreement of security purchases and sales, for the period from April 30, 2002 (the date of our last examination), through June 30, 2002:

1. Confirmation of all securities held as of June 30, 2002 in book entry form by U.S. Bank N.A. (U.S. Bank) (sub-custodian to the Funds), without prior notice to management;

2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of underlying trade ticket or broker confirmation;

3. Reconciliation of all such securities to the books and records of the Funds and U.S. Bank;

4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with U.S. Bank's records; and

5. Agreement of selected security purchases and sales since April 30, 2002, from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



KPMG LLP

Columbus, Ohio
August 2, 2002

                                   BB&T FUNDS
                                3435 STELZER ROAD
                              COLUMBUS, OHIO 43219






August 2, 2002



    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of BB&T Funds - U.S. Treasury Money Market Fund, Short-Intermediate U.S. Government Income Fund, Intermediate U.S. Government Bond Fund, Intermediate Corporate Bond Fund, North Carolina Intermediate Tax-Free Fund, South Carolina Intermediate Tax-Free Fund, Virginia Intermediate Tax-Free Fund, West Virginia Intermediate Tax-Free Fund, Mid Cap Growth Fund, Large Company Value Fund, Balanced Fund, Large Company Growth Fund, Mid Cap Value Fund, Small Company Growth Fund, Capital Manager Conservative Growth Fund, Capital Manager Moderate Growth Fund, Capital Manager Growth Fund and Capital Manager Aggressive Growth Fund (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2002, and from April 30, 2002 through June 30, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2002, and from April 30, 2002 through June 30, 2002, with respect to securities reflected in the investment accounts of the Funds.



BB&T Funds
By:



Troy Sheets
Treasurer